

October 20, 2021

Steve Allan
Chief Executive Officer
TPCO Holding Corp.
1550 Leigh Avenue
San Jose, California

> **Re: TPCO Holding Corp.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed October 8, 2021**
> **File No. 000-56348**

Dear Mr. Allan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12G

Business
Description of the Business, page 14

1. We note your response to our prior comment number 6. Please revise this section to describe the portion of your revenue that is attributable to wholesale and direct-to-consumer sales, respectively. Please also revise to briefly state your operating results in recent periods, including losses.

Competitive Conditions, page 21

2. We note your response to our prior comment number 10, and your statement on page 21 that, based on your review of public filings and your knowledge of the market, you believe you have the largest cash position of any single-state operator focused on the California market. Please revise to state the comparable companies and the meaning of

largest cash position. If you are referring to cash and cash equivalents, please revise to also state your debt outstanding and whether this was factored into your analysis.

Financial Information
The Parent Company - Management's Discussion and Analysis of Financial Condition and Results of Operations
Second Quarter Highlights, page 84

3.	On page 88 you state that your Sacramento distribution hub acquisition "will service an additional 2.4 million residents of the greater Sacramento area." Please revise to clarify whether this statement, and similar statements throughout the registration statement, are citing what you believe to be the market for your products in a given area or the entire population of a given area.

Caliva - Management's Discussion and Analysis of Financial Condition and Results of Operation, page 106

4.	We note your response to our prior comment number 16, and your deletions of "industry leading" with respect to SISU. Please revise page F-142 to conform to your deletions elsewhere. Additionally, on page 15 you state "[u]pon completion, the acquisition of Coastal will increase the Company's current California retail store and delivery depot footprints to eleven and six, respectively, and position the Company with the second largest operating retail dispensary and delivery hub in California...," and on page 84 you refer to yourself as "one of the largest vertically integrated cannabis companies in California." Please revise to provide support for these statements.

Interim Condensed Consolidated Financial Statements
Notes to the Interim Condensed Consolidated Financial Statements
3. Business Combinations, page F-11

5.	Please tell us your consideration of ASC 805-10-55-12 and the basis of your conclusion that the Company (fka Subversive Capital Acquisition Corp) is the accounting acquirer upon the completion of qualifying transaction in January 2021.

4(m) Revenue Recognition, page F-18

6.	We note your response to comment 22. Please tell us whether the deferred revenue related to your Loyalty Program was material as of June 30, 2021. If so, please disclose such balance as required by ASC 606-10-50-8.

Exhibits

7.	We note your response to our prior comment number 19 and your Articles filed as Exhibit 3.2. Please revise Article 26 of your Articles to clearly state that the Articles do not limit the ability of investors to bring direct actions outside of British Columbia, Canada, including those arising under the Exchange Act and the Securities Act, consistent with your disclosure on page 154. Alternately, please provide reasonable assurance that you will make future investors aware of the provision's limited applicability by including such disclosure in your future Exchange Act reports.

8.   We note your response to our prior comment number 3. Given the amount of consideration involved with the Brand Strategy Agreement and Roc Binding Heads of Terms, including stock compensation, and the emphasis placed on these agreements in the registration statement, including as a strategic business arrangement, please provide a more detailed legal analysis supporting your response that these agreements were entered in the ordinary course and not subject to Item 601(b)(10)(i)(A) of Regulation S-K. Alternatively, please file these agreements as exhibits to your registration statement.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Christie Wong at 202-551-3684 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Keith D. Pisani, Esq.